Exhibit 99.1

Kandal M Venture Limited Announces

Appointment of New Chief Executive Officer

Cambodia, Feb 3, 2026 (GLOBE NEWSWIRE) -- Kandal M Venture Limited (Nasdaq: FMFC) (“Kandal” or the “Company”), a contract manufacturer of affordable luxury leather goods with manufacturing operations in Cambodia, today announced the appointment of Mr. Fok Yui Kwong as Executive Director and Chief Executive Officer, effective February 1, 2026.

Mr. Ngee Woon Lim, who has served as CEO and Executive Director, will cease to serve in both roles effective February 1, 2026. The Company extends its sincere appreciation to Mr. Lim for his leadership, dedication, and meaningful contributions during his tenure.

Mr. Fok brings a strong track record of operational and financial leadership across Asia. He has more than 16 years of senior management experience as Chief Financial Officer and Executive Director at a leading PCB manufacturing firm. He also has more than 14 years of banking experience with major financial institutions in Hong Kong. Mr. Fok holds a Bachelor of Economics from the Hong Kong University of Science and Technology and has been a member of the Association of Chartered Certified Accountants (ACCA) since 2002.

“We are pleased to welcome Mr. Fok as he steps into the CEO role and leads Kandal into its next phase of growth,” said Mr. Duncan Miao, Director and Chairman of the Board. “His deep financial expertise, operational discipline, and leadership experience make him exceptionally well-suited to guide the Company as we continue executing our long-term strategy. We are confident that under his leadership, Kandal will strengthen its capabilities, enhance operational efficiency, and drive positive developments throughout the year.”

About Kandal M Venture Limited

Kandal M Venture Limited is a contract manufacturer of affordable luxury leather goods with its manufacturing operations in Cambodia. It primarily manufactures handbags, such as shoulder bags, crossbody bags, tote bags, backpacks, top-handle handbags, satchels, and other smaller leather goods, such as wallets.

For more information, please visit the Company’s website at www.kandalmv.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the Securities and Exchange Commission before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts:

Company:
Kandal M Venture Limited Investor Relations Contact:
Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province,
Kingdom of Cambodia
Email: enquiry@fmfco.com.kh

Telephone: +855 23425205

Investor Relations Contact:
Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: +1 (646) 893-5835 x2
Email: info@skylineccg.com

Website: www.skylineccg.com